Douglas N. Cogen dcogen@fenwick.com | 415-875-2409

August 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission Office of Mergers & Acquisitions 100 F Street, NE Washington, D.C. 20549

Attention:     Christina Chalk, Senior Special Counsel

                     Blake Grady, Special Counsel

Re:               Pardes Biosciences, Inc.

                     Schedule 14D-9 filed on July 28, 2023

                     File No. 005-93142

Dear Ladies and Gentlemen:

On behalf of our client, Pardes Biosciences, Inc. (“Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated August 8, 2023 (the “Comment Letter”) with respect to the Schedule 14D-9 (the “Schedule 14D-9”) and the Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission by the Company on July 28, 2023. Concurrently with the filing of this letter and in order to address the Staff’s comments and make other updates to the Schedule 14D-9 and Schedule 13E-3, the Company has filed through EDGAR (i) Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”), which amends and restates the Schedule 14D-9 in full, and (ii) Amendment No. 1 to the Schedule 13E-3 (the “13E-3 Amendment”), which amends and restates the Schedule 13E-3 in full. Set forth below are our responses to the Staff’s comments. For the Staff’s convenience, the numbered paragraphs below correspond to the numbered comments in the Comment Letter and the Staff’s comments are presented in bold italics. Capital terms used and not otherwise defined herein have the same meaning as specified in the above referenced filings.

Schedule 14D-9 filed July 28, 2023

General

1.

Based on the nature of these comments, we believe it will be necessary to disseminate revised offer materials in the same manner in which you originally disseminated the Schedule 14D-9. Please confirm your understanding.

The Company acknowledges the Staff’s comment and is disseminating the 14D-9 Amendment and the 13E-3 Amendment in the same manner in which it originally disseminated the Schedule 14D-9 and the Schedule 13E-3.

Securities and Exchange Commission

August 17, 2023

2.	Please include the information required by Items 7, 8 and 9 of Schedule 13E-3 at the front of a (revised) disclosure document. See Rule 13e-3(e)(1)(ii).

The Company acknowledges the Staff’s comment and has included the information required by Items 7, 8, and 9 of Schedule 13E-3 at the front of the 14D-9 Amendment.

Arrangements between Pardes and its Executive Officers, Directors and Affiliates, page 14

3.

Where you describe the interests of members of the Pardes Board and executive officers which may be different than those of shareholders, please describe the interests of Mr. Tananbaum in the going private transaction.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 17 of the 14D-9 Amendment.

Item 4. The Solicitation or Recommendation, page 22

4.

If the Offer is consummated, shareholders can only be assured of receiving the Base Price of $2.02 per share. Therefore, please revise generally to address the Company’s position as to the fairness of the Offer, assuming shareholders receive only the Base Price per Shares. The Company may also address fairness of the possible additional offer consideration, such as the Additional Price and the CVR, but revised disclosure should specify what value (if any) is being attributed to these possible additional payments.

The Company advises the Staff that on August 17, 2023, pursuant to the terms of the Merger Agreement, the Company, Parent and Purchaser calculated the Additional Price Per Share based on the Company’s expected Closing Net Cash as of immediately prior to the expiration date of the Offer of approximately $132.31 million and determined that the Additional Price Per Share will be $0.11 per Share. Accordingly, the total Cash Amount that Purchaser will pay pursuant to the terms of the Offer and the Merger Agreement is $2.13 per Share, as determined in accordance with Section 2.01(d) of the Merger Agreement (the “Final Cash Amount”). The Company has revised the 14D-9 Amendment to include the Final Cash Amount accordingly. The Company further notes that while the fairness opinion delivered by Leerink Partners to the Special Committee and the non-recused members of the Pardes Board (the “Fairness Opinion”) referenced an illustrative assumed per share Cash Amount of $2.12, Leerink Partners’ opinion addressed the fairness of a Cash Amount from a low of $2.02 to a high of $2.19 per Share and was not limited to the illustrative assumed per share Cash Amount of $2.12. Accordingly, the Fairness Opinion found the Transactions to be fair to the Company’s stockholders at every per share price between $2.02 and $2.19, including at the lowest price of $2.02 per share and at the Final Cash Amount. The Company has revised its disclosures throughout the 14D-9 Amendment to note the Final Cash Amount and that Leerink Partners’ opinion addressed the fairness of the Cash Amount from a low of $2.02 to a high of $2.19 per Share, which range includes the Final Cash Amount, and that the opinion was not limited to the illustrative assumed per share Cash Amount of $2.12.

Securities and Exchange Commission

August 17, 2023

5.

The disclosure on page 22 states that “the non-recused members of the Pardes Board unanimously recommends that Pardes’ Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.” Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state the Company’s position with respect to the Offer. Alternatively, please clarify that the recommendation by the non-recused members of the Pardes Board is being made on behalf of the Company.

The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 25-26 and 36 of the 14D-9 Amendment.

Background of the Offer and the Merger, page 23

6.

Refer to the second full paragraph on page 24. Summarize the material terms of the proposals received by parties other than Foresite, including any per share values yielded. See generally, Item 1013 of Regulation M-A.

The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 29-30 of the 14D-9 Amendment. The Company also directs the Staff to page 30 of the 14D-9 Amendment for disclosure regarding the material terms of proposals received by parties other than Foresite. The Company has not included disclosure regarding the material terms of the proposals received from five of the eight reverse merger candidates. The Special Committee determined not to further engage with the five excluded candidates because they were determined by the Special Committee to be inferior reverse merger candidates based on an evaluation of the criteria and framework disclosed on page 30 of the 14D-9 Amendment. The Company believes that disclosure of the terms of the five excluded candidates’ proposals is not material to stockholders as the Special Committee did not believe such candidates to be compelling as reverse merger candidates based on the criteria and framework disclosed on page 30 of the 14D-9 Amendment. The Company advises the Staff that the Special Committee and the non-recused members of the Pardes Board were not presented with, and did not review or evaluate, per share values for any of the potential reverse merger transactions, as is customary in the reverse merger context. In the reverse merger context, Pardes stockholders would not receive cash for their Shares; instead they would continue to hold their Shares and would hold in the aggregate a minority stake in the combined company after additional Shares would be issued to the equityholders of the reverse merger counterparty. The value of the Shares following consummation of a reverse merger is not knowable in advance as the Shares would trade after closing based on the stock market’s valuation of the combined company, and any per share value presented would therefore have been highly speculative, including as a result of, among other things, the uncertain liquidity and post-transaction performance of the post-merger combined company and investor perceptions regarding such reverse transactions. Accordingly, the Company believes that assigning and disclosing a per share value to such proposals would be misleading to stockholders.

7.	Describe the scientific and business criteria approved by the Special Committee to be used by Leerink Partners to solicit indications of interest for Pardes. See the last paragraph on page 25.

Securities and Exchange Commission

August 17, 2023

The Company acknowledges the Staff’s comment and has clarified the disclosure on page 30 of the 14D-9 Amendment. The Company also directs the Staff to the scientific and business criteria listed in the last full paragraph on page 28 (which continues onto page 29) of the 14D-9 Amendment, which the Special Committee approved and used to identify potential reverse merger candidates. The Special Committee then directed Leerink Partners to solicit indications of interest from such potential reverse merger candidates, and used the approved criteria and framework to assess the indications of interest received as a result of such solicitation. The Special Committee did not establish specific criteria to be used by Leerink Partners for the purpose of soliciting indications of interest in an acquisition of the Company.

8.

Refer to the third full paragraph on page 26. Describe the criteria under which the Special Committee determined that three proposals were most compelling. In addition, disclose the per share value attributable to the proposals by Parties A, B and C and for all other proposals and revised proposals referenced in this section.

The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 29-30 of the 14D-9 Amendment. Further, the Company refers the Staff to the Company’s response to Comment 6 with regards to the lack of per share value attributable to the proposals received from each of the potential reverse merger candidates, including Strategic Party A, Strategic Party B and Strategic Party C.

9.

Refer to the second full paragraph on page 27. Describe the criteria by which the Special Committee identified the three financial buyers it directed Leerink Partners to solicit and explain how they were identified.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 31 of the 14D-9 Amendment.

10.

Refer to the last paragraph on page 28. Explain why the Special Committee determined that changing the Company’s focus to acquire distressed companies for their net cash value was not in the best interests of shareholders. In addition, explain how this potential strategy was identified and by whom.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 32 of the 14D-9 Amendment.

11.

Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. This section references presentations by Leerink Partners to the Pardes Board during the course of entering into this transaction and considering alternatives for Pardes. Reports dated July 16, 2023 and June 12, 2023 have been filed as exhibits to the Schedule 13E-3. All written materials, including board books and presentation materials provided by Leerink Partners should be filed as exhibits, including in connection with its April 13, 2023 presentation. In addition, all reports or presentations, whether oral or written, should be summarized in considerable detail in the disclosure document disseminated to shareholders. Please revise.

The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 48-50 of the 14D-9 Amendment and filed all such written materials as exhibits to the 13E-3 Amendment.

Securities and Exchange Commission

August 17, 2023

Reasons for the Recommendation; Fairness of the Offer and Merger, page 33

12.

We believe the disclosure under “Attractive Certainty of Value” is misleading because the term “Cash Amount” includes the Additional Price per Share, which may not be paid at all and is of uncertain value. Please revise to clarify that the Cash Amount includes a dollar figure which may not be paid and to specify the value the Company attributes to the Additional Price per Share in making the statement in bullet point 2 on page 33.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 37 of the 14D-9 Amendment. The Company advises the Staff that on August 17, 2023, pursuant to the terms of the Merger Agreement, the Company, Parent and Purchaser calculated the Additional Price Per Share based on the Company’s expected Closing Net Cash as of immediately prior to the expiration date of the Offer of approximately $132.31 million and determined that the Additional Price Per Share will be $0.11 per Share. Accordingly, the Final Cash Amount is $2.13 per Share. Additionally, while the Cash Amount included a variable portion prior to the determination of the final Additional Price Per Share, the Special Committee considered that the Cash Amount is all cash and therefore provides immediate value and liquidity to stockholders at a value of no less than $2.02 per share.

13.

We note that “[t]he Uncertain Value of the CVRs” is listed as a negative factor weighing against the fairness of the Offer. Expand to address how the Board considered the uncertain value of the Additional Price per Share, which may be worth $0 to $0.17 per shares.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 40 of the 14D-9 Amendment and further refers the Staff to the Company’s response to Comment 12.

14.

We note the disclosure under “Fairness Opinion” on page 34 that the Board considered the opinion from Leerink Partners to the effect that the “Cash Amount” to be paid to shareholders is fair from a financial point of view. However, Leerink Partners included in the Cash Amount the Additional Price per Share, which may not be paid. Please revise to explain that Leerink Partners attributed a value of $0.10 per share to the Additional Purchase Price and its fairness opinion addresses a cash Offer price of $2.12 per share, while shareholders are only guaranteed the Base Price of $2.02 per share. In addition, explain how the Board considered this “disconnect” in considering the Leerink Partners opinion and why the Board directed Leerink Partners to analyze the Offer value in this way, given that the Company itself does not attribute a value or estimate of value for the Additional Price per Share in the Schedule 14D-9.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 39 of the 14D-9 Amendment. The Company advises the Staff that while the fairness opinion delivered by Leerink Partners to the Special Committee and the non-recused members of the Pardes Board referenced an illustrative assumed per share Cash Amount of $2.12, Leerink Partners’ opinion addressed the fairness of a Cash Amount from a low of $2.02 to a high of $2.19 per Share and was not limited to a per share Cash Amount of $2.12, which was

Securities and Exchange Commission

August 17, 2023

merely illustrative. Accordingly, the Company advises the Staff that the Fairness Opinion found the Transaction to be fair to the Company’s stockholders at any Cash Amount from a low of $2.02 to a high of $2.19, including at the Final Cash Amount. The Company has provided updated disclosure throughout the 14D-9 Amendment to note the Final Cash Amount and that Leerink Partners’ opinion addressed the fairness of the Cash Amount from a low of $2.02 to a high of $2.19 per Share, which range includes the Final Cash Amount, and that the opinion was not limited to the illustrative assumed per share Cash Amount of $2.12.

15.

Expand to address how the Board considered the fact that Leerink Partners estimated (based on management’s own projections) the implied present value of the cash that would be distributable to shareholders upon dissolution (as prepared based on the Management Dissolution Case) to be $2.04 per share, which represents a higher price than the Base Price per Share in this Offer. That is, the guaranteed price tendering holders will receive if the Offer is consummated is less than the value they could receive upon dissolution of the Company. Your expanded analysis should also address the downside and upside sensitivity analyses of the Management Dissolution Case, resulting in implied present values of $2.03 and $2.20 per shares, respectively.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 41-42 of the 14D-9 Amendment. With regard to comparing the Management Dissolution Case to the terms of the Offer, the Company advises the Staff that each analysis begins with the same amount of expected net cash, and when that amount of expected net cash is run through each of the Offer and Management Dissolution scenarios, the amount of cash to be received by Company stockholders in the Offer (estimated at the time of the analysis to be $2.12) is greater than the present value of the total amount of cash distributed to stockholders as a result of dissolution (estimated at the time of the analysis to be $2.04). If the amount of the Company’s net cash available in an Offer transaction were lower, then that same lower starting cash amount would also be used in the dissolution scenario, and so the total amount of cash distributed to stockholders as a result of dissolution would not remain fixed at $2.04 but would also be lower. For this reason, the fairness opinion of Leerink Partners concluded that any Cash Amount under the terms of the Offer, from a low of $2.02 to a high of $2.19, which range includes the Final Cash Amount, would be fair from a financial point of view. With regard to the downside and upside sensitivity analyses, the Company advises the Staff that financial sensitivity analyses rely on future inputs that are not known or knowable at the time the sensitivity analysis is prepared. A sensitivity analysis flexes the inputs from the values that are used in a “base case” financial analysis, which is based on the inputs which the preparer believes most likely to occur at the time the analysis is prepared. Company management provided to Leerink Partners its “base case” for a dissolution of the Company based on the liquidation scenario management believed most likely to occur. Leerink Partners prepared a sensitivity analysis based on that information, which it presented to the Special Committee and the non-recused members of the Pardes Board, together with the “base case” dissolution analysis, to enable those bodies to consider the effect on liquidation value of varying these analysis inputs. Leerink Partner’s “upside” dissolution case resulted in a total net present value distribution to stockholders of $2.20 per share. Leerink Partner’s “downside” dissolution case resulted in a total net present value distribution to stockholders of $2.03 per share. The Special Committee and the non-recused members of the Pardes Board were provided with these “upside” and “downside” scenarios as part of those bodies’ deliberative process and determined to approve the transactions.

Securities and Exchange Commission

August 17, 2023

16.

State the reasons for the timing of the transaction and discuss any alternative transaction structures considered, explaining why each was rejected. See Item 1013 of Regulation M-A. We note that the April 13, 2023 presentation to the Board by Leerink Partners included an analysis of potential different types of transactions and other strategies.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 38 of the 14D-9 Amendment. The Company also refers the Staff to the disclosure on page 26 of the 14D-9 Amendment (regarding the negative topline results of Pardes’ Phase 2 clinical trial of pomotrelvir for the treatment of patients with mild to moderate COVID-19, and the resulting determination by the Pardes Board to suspend further clinical development of pomotrelvir, wind down research and development activities in an orderly manner, implement a substantial reduction in force and initiate a review of a range of the Company’s strategic alternatives) for disclosure addressing the reasons for the timing of the transaction.

17.

Revise to address how the Company considered in assessing fairness the fact that the source of funds to pay for tendered shares will be the Closing Net Cash of Pardes, which the Purchaser Parties are entitled to use to fund the Offer under the terms of the merger agreement.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 39 of the 14D-9 Amendment. The Company advises the Staff that the fairness of the Offer was assessed in comparison to the potential value that might be distributable to the holders of Shares if Pardes were to effect a statutory liquidation, the source of which value would likewise have been the net cash of the Company.

18.

We note that the Special Committee and the non-recused members of the Pardes Board list as a factor the fairness opinion provided by Leerink Partners. When a filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). Accordingly, please revise to state, if true, that the Special Committee and the non-recused members of the Pardes Board have adopted Leerink Partners’ analysis as their own. Alternatively, describe their own analysis of the factors reviewed by Leerink Partners as described in the summary of its report.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 41 of the 14D-9 Amendment to describe the analysis by the Special Committee and the non-recused members of the Pardes Board of the factors reviewed by Leerink Partners as described in the summary of its report.

Pardes Management Liquidation Analysis, page 36

19.

Summarize the material assumptions and limitations on management’s liquidation analysis, including why management assumed that $145,000,000 would be available at the commencement of the liquidation process.

The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 41-42 of the 14D-9 Amendment.

Securities and Exchange Commission

August 17, 2023

20.

The charts on page 8 of the July 16, 2023 Leerink Partners materials present two Dissolution Scenarios, which appear to have been provided by management of Pardes to the financial advisor. Please include here.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 42 of the 14D-9 Amendment.

Opinion of Leerink Partners LLC-Summary of Financial Analyses by Leerink Partners LLC, page 40

21.	Refer to the first sentence on page 40. While a summary is necessarily a concise version, it must be a complete description of Leerink Partners’ analyses and conclusions. Please revise.

The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 45 of the 14D-9 Amendment.

22.

We note that in conducting its fairness analysis, Leerink Partners assumed a Cash Amount of $2.12 per share to be paid in the Offer. However, this assumes an Additional Price per Share of $0.10 per share, whereas in fact, there is no guarantee under the terms of the Offer that any additional amount will be payable over the $2.02 Base Price per Share. Please revise to address fairness at the Base Price per Share or to specifically and prominently note that the fairness does not address fairness at that price.

The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 46-47 of the 14D-9 Amendment. The Company also refers the Staff to its answers to Comments 4 and 14.

23.	Identify the other transactions analyzed by Leerink Partners and referenced on pages 41- 42.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 48 of the 14D-9 Amendment.

24.	Explain how Leerink Partners analyzed the value of the CVR included in the Offer, or explain why it did not do so.

The Company acknowledges the Staff’s comment and has provided updated disclosure on page 46 of the 14D-9 Amendment.

Securities and Exchange Commission

August 17, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2409, or, in my absence, Ran D. Ben-Tzur, at (310) 434-5403.

Sincerely,

FENWICK & WEST LLP

/s/ Douglas Cogen

Douglas Cogen

Enclosures

cc:	Thomas G. Wiggans, Chief Executive Officer, Pardes Biosciences, Inc.

Heidi Henson, Chief Financial Officer, Pardes Biosciences, Inc.

Elizabeth H. Lacy, General Counsel, Pardes Biosciences, Inc.

Ethan A. Skerry, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP